UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:   July 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement dated July 8, 2009 issued by the registrant notifying the date for the announcement of its second quarter and half year results.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated July 8, 2009 issued by the registrant notifying the date for the announcement of its second quarter and half year results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: July 8, 2009	By: /s/ Brett Gladden Brett Gladden Comapny Secreatary

Exhibit 1.1

CSR plc ('CSR' or 'the Company')

Announcement Date

Second Quarter and Half Year Results

CSR will be announcing its second quarter and half year results on Wednesday, 29 July 2009.

A presentation for analysts and investors will be held at 9.00am UK time at UBS, 1 Finsbury Avenue, London, EC2M 2PP. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 9.00am UK time on Wednesday, 29 July and will be available to view on demand from approximately 3.00pm UK time.

A dial-in facility will be available as follows:

United Kingdom dial-in: 0800 358 7034

Rest of the world dial-in: +44 (0) 20 8609 1270

An audio replay facility of the presentation will be made available on the investor relations pages of the CSR website (www.csr.com) for one week following the announcement date.

The presentation will be available for replay on 0800 358 2189; Access Code: 267312, or +44 (0)20 8609 0289 (outside of the UK).

A conference call for US analysts and investors will be held at 9.00am EST on Wednesday, 29 July 2009. To access this call dial (USA Toll Free Call) 1 866 388 1925.

A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 9.00am EST time on Wednesday, 29 July and will be available to view on demand from approximately 3.00pm EST time.

The call will be available for replay on 1 866 676 5865; Access Code: 267316, or +44 (0)20 8609 0289 (outside of the US).

Enquiries:

Will Gardiner / Scott Richardson Brown

CSR	+44 (0) 1223 692 000

James Melville-Ross / Haya Chelhot / Erwan Gouraud

FD	+44 (0) 20 7831 3113